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                                 May 17, 2007


VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Sara D. Kalin

         Re:  CWHEQ, Inc.
              Registration Statement on Form S-3
              Amendment No. 3
              Filed May 17, 2007
              File No. 333-139891
              ----------------------------------

Dear Ms. Kalin:

         On behalf of CWHEQ, Inc. (the "Company"), we transmit for filing under the Securities Act of 1933, as amended, Pre-Effective Amendment No. 3 to the Registration Statement on Form S-3, Registration No. 333-139891. This letter supplements our response to the Staff's comments contained in your letter of March 20, 2007. The Company confirms that, at a minimum, the Class R-[1] Certificates will be subject to the restrictions described in our previous letter, dated April 17, 2007 and the following additional restrictions:

         1. Minimum Holding Period - The Class R-[1] Certificateholder will be required to hold the Class R-1 Certificates for a period of one year before the option to receive Mortgage Loans can be exercised. (1)

         2. Limited Frequency - The option to receive Mortgage Loans may only be exercised on a Payment Date and no more frequently than quarterly. (2)

-------------------
(1) This restriction was added and is now contained in Section 2.06(4) of the Sale and Servicing Agreement included as Exhibit 4.3(c) to the Registration Statement.

(2) The restriction limiting the transfer to a Payment Date is contained in the first paragraph of Section 2.06 of the Sale and Servicing Agreement as part of the definition of Transfer Date. The restriction related to quarterly frequency was added and is now contained in Section 2.06(4) of the Sale and Servicing Agreement included as Exhibit 4.3(c) to the Registration Statement.




 Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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SIDLEY AUSTIN LLP                                       MAY 17, 2007|
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SIDLEY          |



         3. Minimum Holding Requirement - The Class R-[1] Certificates will only be transferable in their entirety (i.e., no more than one investor can hold the Class R-[1] Certificates that are issued by the issuing entity). (3)

         4. Notice Period - The option to receive Mortgage Loans may only be exercised on a Payment Date if notice is provided to the issuing entity by the holder of the Class R-[1] Certificates not more than 90 days, but not less than 45 days, prior to that Payment Date. (4)

         5. Minimum Amount - If the option to receive Mortgage Loans is exercised, the minimum aggregate principal balance of the Mortgage Loans to be received on a Payment Date shall be not less than $500,000. (5)


                                    ******

         Please contact me at 212-839-5395 or efine@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.

                                                Sincerely,



                                                /s/ Edward J. Fine
                                                ------------------
                                                    Edward J. Fine


-------------------

(3) This restriction is contained in Section 3.10(g) of the Trust Agreement included as Exhibit 4.3(a) to the Registration Statement.

(4) This restriction was added and is now contained in the first paragraph of
Section 2.06 of the Sale and Servicing Agreement included as Exhibit 4.3(c) to the Registration Statement.

(5) This restriction was added and is now contained in Section 2.06(5) of the Sale and Servicing Agreement included as Exhibit 4.3(c) to the Registration Statement.